UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 20)*

Hawkeye Acquisition, Inc.

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(Cusip Number)

Michael Sorrow

 c/o McDermott Will & Emery LLP

444 West Lake Street, Suite, 4000

Chicago, IL 60606

(312) 984-2702

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications)

December 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.

Names of Reporting Persons:

D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0 shares
	8.	Shared Voting Power: 0 shares
	9.	Sole Dispositive Power: 0 shares
	10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.

Names of Reporting Persons:

Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0 shares
	8.	Shared Voting Power: 0 shares
	9.	Sole Dispositive Power: 0 shares
	10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0 shares
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock

This Amendment No. 20 of the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons is being filed to report the transactions described in this Schedule 13D regarding the Reporting Persons’ beneficial ownership of shares of Common Stock, par value $1.00 per share, of the Hawkeye Acquisition, Inc (the “Company”) and Class B Common Stock, par value $1.00 per share, of the Company (the Common Stock and Class B Common Stock, collectively, the “Meredith Stock”). Except as otherwise provided, the information set forth in each item below supplements the information currently contained in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is amended to add the following to Item 4 set forth therein.

On December 1, 2021, all of the Meredith Stock held by the Reporting Persons was sold in the following transactions:

(i) In a spin-off of Meredith Holdings Corporation, a newly formed wholly owned subsidiary of the Company (“Meredith Holdings”) (which holds the Company’s national media group, MNI and People TV businesses and corporate segments), the Reporting Persons received, on a one-to-one basis, shares of Meredith Holdings for each share of Meredith Stock held by the Reporting Persons. Following the Gray Merger (as defined below), in the sale of Meredith Holdings to Dotdash Media Inc., a Delaware corporation (f/k/a About, Inc.), pursuant to a merger (the “Dotdash Merger”), the Reporting Persons received (x) in exchange for each share of Meredith Holdings held by them, $42.18 in cash, and (y) for the cancellation of each in-the-money option held by them, a pro-rata portion of $42.18 in cash based on the exercise price of the option. The aggregate consideration received by the Reporting Persons in the Dotdash Merger was approximately $188.1 million (not including amounts received by the ET Meredith Foundation and the Anna K. Meredith Endowment Trust, which were $7.8 million and $25.3 million, respectively).

(ii) In the sale of the Company to the Gray Television, Inc. (“Gray”), pursuant to a merger (the “Gray Merger”), the Reporting Persons received (x) in exchange for each share of Meredith Stock held by them, $16.99 in cash, and (y) for the cancellation of each in-the-money option held by them, a pro-rata portion of $16.99 in cash based on the exercise price of the option. The aggregate consideration received by the Reporting Persons in the Gray Merger was approximately $75.8 million (not including amounts received by the ET Meredith Foundation and the Anna K. Meredith Endowment Trust, which were $ 3.1 million and $ 10.2 million, respectively).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	D. Mell Meredith Frazier: 0 shares of Common Stock and 0 shares of Class B Common Stock

Edwin T. Meredith, IV: 0 shares of Common Stock and 0 shares of Class B Common Stock

(b)	See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)	No transactions in shares of Meredith Stock were effected by any of the Reporting Persons in the past 60 day except as set forth in Item 4 above

(d)	None

(e)	The Reporting Persons ceased to be the beneficial owner by 5% of the Meredith Stock on December 1, 2021 in connection with the transactions described above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2021
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier

/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV